UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 (Amendment No. 2)

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 International Shipholding Corporation

(Name of Issuer)
Common Stock, $1.00 par value

(Title of Class of Securities)

460321 20 1
(CUSIP Number)

Niels W. Johnsen One Whitehall Street New York, New York 10004 212-943-4141
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 24, 2002
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

CUSIP No. 460321 20 1

1.	Name of Reporting Person. I.R.S. Identification No. of Above Person (entities only)
Niels W. Johnsen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.		SEC Use Only

4.		Source of Funds OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.		Citizenship or Place of Organization United States of America

Number of	7.	Sole Voting Power	521,214
Shares Bene- ficially	8.	Shared Voting Power	224,622
Owned by Each Reporting	9.	Sole Dispositive Power	521,214
Person With	10.	Shared Dispositive Power	224,622

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		745,836

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)		12.26%

14.	Type of Reporting Person (See Instructions)		IN

Item 1.	Security and Issuer.

This statement relates to the voting common stock (the “Common Stock”), of International Shipholding Corporation (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 650 Poydras Street, Suite 1700, New Orleans, Louisiana 7013.

Item 2.		Identity and Background

	(a)	Name of Reporting Person:

Niels W. Johnsen

Address of Principal Business Office:

One Whitehall Street New York, New York 10004

	(c)	Mr. Johnsen is Chairman of the Board of the Issuer.

	(d)	The Reporting Person has not been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) during the past five years.

	(e)	The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

	(f)	The Reporting Person is a United States citizen.

Item 3.		Source and Amount of Funds or Other Consideration.

This amendment is being filed to report a decrease in the number of shares of Common Stock beneficially owned.

Item 4.		Purpose of Transaction.

A total of 511,106 shares of Common Stock were contributed to the Niels W. Johnsen 2001 Grantor Trust; 336,835 shares were later distributed from such trust to the Reporting Person and the Reporting Person donated 100,000 shares of Common Stock to a family member.

Item 5.		Interest in Securities of the Issuer.

	(a)	As of September 24, 2002 and as of the date hereof, the Reporting Person beneficially owns 745,836 shares of the Common Stock, which is approximately 12.26% of the shares of the Common Stock believed to be outstanding.

	(b)	The Reporting Person has sole voting and investment power with respect to 521,214 shares and shared voting and investment power with respect to 224,622 shares.

	(c)	The Reporting Person had no transactions in Common Stock of the Issuer in the
60 days preceding September 24, 2002, except for a donation of 100,000 shares. The Reporting Person had no transactions in the 60 days preceding the date of this Amendment No. 2 to Schedule 13D.

	(d)	Other party with right to receive or direct receipt of dividends or proceeds:

The Reporting Person holds beneficial ownership of 224,622 shares through a corporation of which he serves as an officer and director, which is less than five percent of the outstanding Common Stock. Such corporation has the right to receive dividends on or proceeds from a sale of such shares.

	(e)	Date the Reporting Person ceased to beneficially own more than 5% of shares:

Not applicable.

Item 6.		Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.		Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 12, 2003.

February 14, 2003	/s/ Niels W. Johnsen
Date	Niels W. Johnsen

Attention

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).